Exhibit 99.3

LUFAX HOLDING LTD

(a limited company incorporated in the Cayman Islands)

Amended and Restated 2019 Performance Share Unit Plan

I.	Definitions

Unless otherwise stated, the following terms or abbreviations used herein shall have the following meaning:

Board	means the board of Directors of the Company

Director	means any director of the Company

Administrator	means the Board or any Director, committee or any other person designated by the Board for the purpose of administration and implementation of this Plan

Initial Public Offering	means the initial public offering and listing of the Company on the New York Stock Exchange on October 30, 2020

Share	means (i) the Class A ordinary share of the Company prior to the Initial Public Offering; or (ii) the ordinary share of the Company with a par value of US$0.00001 per share after the Initial Public Offering

Performance Share Unit or PSU	means the right granted to a Participant to obtain a certain number of Shares of the Company over a certain period subject to the achievement of predetermined target

Employment Relationship	means the labor or employment relationship with the Company and the Related Entity

Officer	means Chief Executive Officer, general manager, deputy general manager, assistant general manager, financial principal and any other person determined in accordance with the relevant articles of association of the Company and by the Board from time to time

Fair Market Value of Shares	means, as of any date, the value of the Shares determined as follows: (i) if there is any public market for the Shares, the closing price per share as quoted on the principal exchange the Board determines to be the principal market on the last trading date immediately prior to the date of determination (or if no closing price is reported on that date, the closing price on the last trading date on which such closing price is reported) or (ii) if there is no public market of the Shares as referred in clause (i), the value determined by the Board in good faith on the basis of the following factor: value per share appraised by a qualified appraiser approved by the Board or the Administrator

Related Entity	means any entity directly or indirectly controlling or controlled by the Company through voting or contractual arrangement, or directly or indirectly under common control with the Company

Participant	means the Company’s Director, Officer, Employee, consultant or any other person determined by the Board who is eligible to participate in this Plan

Competition Event	a Competition Event occurs if any Participant (i) becomes shareholder, director, officer, employee, consultant or partner of any competitor of the Company or Related Entity; or (ii) engages in any act that may bring competitive advantages for the competitor

Company	means Lufax Holding Ltd (formerly known as Wincon Investment Company Limited), a company incorporated and validly existing under the laws of the Cayman Islands

Shareholder of the Company	means existing shareholder of the Company, excluding any potential investor of the Company or any Participant recorded on the Company’s register of members due to its participation in any share incentive plans of the Company (including this Plan)

Performance Share Unit Plan/ this Plan/ Plan	means this Amended and Restated 2019 Performance Share Unit Plan

Grant Notification	means the notice given to the eligible Participants to grant a certain number of PSUs to such Participants

Disability	means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any work-related or non-work-related disability or disease as evidenced by the labor ability appraisal conclusion issued by the competent agency under legal standards, in accordance with laws and regulations then in force

Grant	means the act of granting the PSU to the Participant under this Plan

Grant Date	means the date on which the PSU is granted to the Participant

Unlock/Unlocked/Unlocking	means an act of administration through which a certain number of PSUs that are non-vestable become vestable within the agreed timeframe in consideration of the Company’s performance, the growth of the stock price and the achievements of Participant

Applicable Laws	means requirements of any applicable laws related to the Shares, requirements of any applicable laws related to the administration of the share incentive plan, rules of any relevant stock exchange and national market mechanism, and laws and regulations of any jurisdiction that are applicable to the grant of PSU to residents residing in any jurisdiction

Employee	means any person who maintains Employment Relationship with the Company or its Related Entity

Vest/Vested/Vesting	means the vesting of the PSUs within the agreed period in accordance with the terms and conditions of this Plan, and the Shares underlying the vested PSUs should be registered under the name of the Participant in a direct or indirect form as decided by the Company in its sole discretion, subject to all Applicable Laws

Initial Date of Vesting	means the date on which the Participant is entitled to Vest the Unlocked PSUs pursuant to this Plan and any other provisions regarding the Vesting approved by the Board or Administrator

Validity Period	means the period of time commencing from the date on which the PSU is granted to the Participant and ending on the date on which the PSU becomes invalid

II.	General Provisions

1.

To attract and retain talents, promote long-term sustainable development of the Company and its Related Entities, maximize the value for the Shareholders of the Company and achieve win-win situation among shareholders, the Company and employees, the Board formulates and entrusts the Administrator to implement this Plan.

2.

Eligible Participants will be granted a certain number of PSUs which will become Unlocked and Vested, subject to certain conditions and certain time point requirements, and ultimately the Participant can decide to sell the corresponding Shares at his or her discretion and obtain the proceeds from such sale.

III.	Grant of PSU

1.	The maximum aggregate number of Shares which may be issued pursuant to all PSUs granted under this Plan shall be 15,000,000 Shares.

2.	The Board shall review and decide whether to grant PSUs on an annual basis based on the need of business development.

3.

The scope and identification of the Participants, and the amount of PSU granted under this Plan shall be determined by the Board or the Administrator based on the positions and performance of the Participants.

4.

Unless otherwise provided by Applicable Laws and agreed by the Board, the Participant shall not pledge, transfer or dispose of the PSUs in any other way during the Validity Period; and in the event of any breach of this Plan by any Participant in his or her disposal of the PSUs, all the PSUs held by the Participant which have not been Vested (whether Unlocked or not) shall be invalid or forfeited on and after the date of such breach. Without affecting the forgoing, this Plan shall be binding on the successor or assignee of the Participant.

5.

The Grant, Unlocking, Vesting and all other follow-up actions relating to PSUs shall comply with this Plan, relevant resolutions adopted by the Board and provisions of Applicable Laws. The Company, Shareholders of the Company and Related Entities shall not be responsible for failure to obtain the necessary approval, registration or filing for Granting, Unlocking, Vesting and other follow-up actions relating to PSUs from any competent regulator other than those due to intentional or gross negligence on the part of the Company, Shareholders of the Company or Related Entities.

6.

The Board shall formulate the (Amended and Restated) Key Terms of 2019 Performance Share Unit Plan and the Notice to Employees (the “Notice Letter”), and the Participant shall sign and promise to abide by the Notice Letter before obtaining the eligibility for PSUs.

7.

If the Participants are or are likely to be restricted or prohibited from trading securities under the listing and trading rules of the jurisdiction where the Shares of the Company are listed or any other applicable rules, regulations or laws, the Company shall not grant any PSU to the Participant, and even the Company grants, the Participant shall not accept any PSU.

IV.	Unlock of PSU

1.

Unless otherwise decided by the Board, in principle, the PSUs granted under this Plan shall be vested over a period of 4 years, the first date of Unlock shall be the first anniversary of the Grant Date (or the first anniversary of the day immediately following the Grant Date if there is no anniversary of the Grant Date), and except as otherwise provided in item 2 of Paragraph IV of this Plan, the maximum amount of PSUs that are qualified to Unlock in each year shall be 25% of the total PSUs granted in each installment.

2.

The Board shall, based on the PSUs to be Unlocked in each year (that is, the total PSUs granted in the installment/scheduled Unlock frequency), calculate the number of PSUs actually Unlocked based on the business and stock price performance of the Company as well as the personal performance of the Employees:

(1)

The Board shall annually determine (i) the Company’s stock price coefficient (the “Stock Price Coefficient”) and (ii) the current year’s performance coefficients of the Company and each Related Entity (the “Performance Coefficient”, together with the “Stock Price Coefficient” are collectively referred to as the “PSU Effective Coefficient”) in accordance with the methods set out in Schedule A. The current PSU Unlock base multiplied by the PSU Effective Coefficient shall be the actual unlocked amount of the Participant of that year (the “Actual Unlocked Amount of that Year”).

(2)

If the latest annual performance ranking of a Participant falls within the last 10% of his/her ranking group, such Participant shall be disqualified from Unlocking the PSU for that year, and the corresponding PSUs that are unlockable for that year shall be canceled, for which the Company shall not make any other compensation.

3.

Notwithstanding the foregoing, the Board may, in accordance with its authority: stipulate the number of times, Unlocking amount and special vesting rules of each installment of PSUs to be Unlocked, either whole or individually.

V.	Vesting of PSU

1.

Except as otherwise provided in this Plan, the Validity Period of each installment of PSUs granted to the Participant shall be [10] years from the Grant Date, and the PSUs that are not Vested during the Validity Period shall be canceled. The Board may decide whether to extend the Validity Period if necessary.

2.

Except as otherwise provided by this Plan and the Board or required by Applicable Laws, the Initial Date of Settlement shall be no earlier than six months after the date of Initial Public Offering; and the maximum interval between the Initial Date of Vesting and the Grant Date shall not exceed eight years. The Participant will be notified in due course of the specific Initial Date of Vesting by the Board.

3.

Except as otherwise provided by this Plan and the Board or required by Applicable Laws, from the Initial Date of Vesting to the end of the validity period, with regards to the Unlocked PSUs, the Participants may make a Vesting application in accordance with the Unlocking process, method and notice determined by the Company at the time, and after the necessary elements such as the Vesting quantity, Vesting eligibility and compliance conditions are confirmed by the Company, give the Vesting Instruction to the party designated by the Company at the time to Vest such PSUs. The specific Vesting procedures and methods shall be amended by the Company from time to time based on actual operations and come into force upon approval by the Board or its authorized director.

4.

After the Settlement of the PSUs held by the Participants, with respect to the shares underlying such Vested PSUs, the Board or other entity, committee or other person designated by the Board may require the Company or other relevant parties to issue the stock or pay the cash income to the Participant in accordance with the provisions of this Plan, in satisfaction of the listing rules and regulatory requirements of the jurisdiction where the Company is listed.

5.

The Participant shall pay the price payable as determined at the time of Grant and as set out in the Grant Notification of PSU, and shall bear corresponding taxes, foreign exchange costs and other costs. If, for any reason attributable to the Participant, including but not limited to insufficient personal funds and issues concerning personal foreign exchange, the Participant fail to pay the price payable in full, the Participant shall bear the consequential responsibilities and losses. The price payable shall be no lower than the par value of the shares of the Company.

6.

When doing the Vesting of the PSUs, the Participant shall pay taxes in full in accordance with the provisions of the relevant laws and regulations. If the Company or Related Entity is then required to withhold the tax, the Participant shall cooperate with the Company or Related Entity.

7.	The PSUs shall only be held by the Participant and the successor determined under this Plan.

8.

Before a Participant is registered as the shareholder in the register of shareholders of the Company, such Participant shall not be entitled to any shareholders’ rights or interests attached to any share underlying the PSUs under this Plan.

9.

After a Participant becomes a shareholder of the Company due to the Unlock of his/her PSUs under this Plan, such Participant shall be bound by the articles of association and other relevant documents of the Company. For the avoidance of doubt, except as otherwise provided in this Plan, the Participant shall not be entitled to any rights preferable to other ordinary shareholders in the same class.

10.

To the extent permitted by the Applicable Laws and in case of viability, notwithstanding the item 5 of this Paragraph V, as an alternative to the payment of price payable as set out in this Plan, with the consent of the Board, the Participant may pay the price payable by “simultaneous sale” promise. In other words, the Participant irrevocably elects to sell the stocks underlying his/her PSUs at least that number of Shares so purchased to pay the price payable (up to all the stocks due to Unlock), and the Participant commits upon sale of such Shares to forward the price payable directly to the Company with the sales proceeds (if applicable, and shall less the corresponding taxes and foreign exchange and other costs) in excess of the price payable being for the benefit of the Participant.

11.

Unless agreed by the Board or the stocks underlying the PSUs are continued to be held by the successors in case of the death of a Participant, any transfer of shares underlying the Vested PSUs with the Participants registered as stockholder shall be conducted in the open market, and any such share shall not be transferred by other means (including but not limited to the transfer inside the Participants). The transfer of such shares by the Participant shall also comply with the listing rules and Applicable Laws of the jurisdiction where the Shares of the Company are listed (including but not limited to the rules regarding lock-up period).

12.

The Vesting of the PSUs and the issuance and subsequent transfer of the share underlying the PSUs shall comply with all the Applicable Laws, otherwise shares Vested shall not be issued and subsequently transferred.

13.	The Board may, in accordance with its authority, set forth separately the maximum number of PSUs that can be Vested in each year after the Initial Date of Vesting, either as a whole or individually.

VI.	Special Disposal of PSU

1.	If a Participant cancels or terminates the Employment Relationship with the Company or the applicable Related Entities:

(1)

for whatever reason (i) if the Employment Relationship is canceled or expires (except for the circumstances described in items (2) and (3) of this Paragraph) prior to the Initial Public Offering of the Company and within half-year period following the Initial Public Offering of the Company (i.e. before April 30, 2021), all the PSUs held by such Participant (whether Unlocked or not) shall be forfeited, for which the Company shall not make any compensation; (ii) if the Employment Relationship is canceled or expires (except for the circumstances described in items 1 (2) and (3) of this Paragraph VI) after half-year period following the Initial Public Offering(i.e. on or after April 30, 2021) without occurrence of the circumstances described in the item 2 of this Paragraph or Paragraph VII, the Participant shall have 90 dates of Vesting for all Unlocked but Unvested PSUs, Unlocked PSUs shall be forfeited immediately; the foregoing “date of vesting” means any date on which the Administrator notifies the Participant that any of his or her Unlocked PSUs be vestable; if the PSUs are not Vested within 90 dates of Vesting, the Participant shall be deemed to have waived all the PSUs and the Company will forfeit such PSUs without any compensation.

(2)

if a Participant retires after he/she serves for more than 5 years in the Company at the legal retirement age, or if a Participant early retires, leaves office or dies due to Disability resulted from work-related injury without occurrence of the circumstances described in the item 2 of Paragraph VI or Paragraph VII, the granted PSUs (whether Unlocked or not) may be continuingly held by such Participant or his/her successor, and be Unlocked, Vested and sold for benefit in accordance with this Plan.

(3)

if a Participant early retires, leaves office or dies not due to Disability resulted from work-related injury and without circumstances described in the item 2 of Paragraph VI or Paragraph VII, such Participant or his/her successor may continue holding all Unlocked PSUs; and the outstanding PSUs shall be forfeited, for which the Company shall not make any compensation.

2.

In case of any violation of discipline and regulations committed by any Participant during his/her employment, the Company or any other entity, committee or any other person determined by the Board shall have the right to dispose of the PSUs held by such Participant with due consideration of the circumstances, including but not limited to:

(1)

if the PSUs of such Participant have not been Vested, the Company or other entity, committee or any other person determined by the Board shall have the right to cancel all or part of the PSUs (whether Unlocked or not) without any compensation;

(2)

if the PSUs of such Participant have been Vested, the Company or any other entity, committee or any other person determined by the Board shall have the right (but no obligation) to repurchase in one or several times all or part of the shares or the relevant rights acquired by such Participant due to the Vesting of PSUs at the Fair Market Value of Shares (as approved by the Board), and the frequency and amount of repurchase of the shares shall be determined by the Company or any other entity determined by the Board at its sole discretion.

3.	Notwithstanding the foregoing, the Board may provide, in its authority, the specific treatment rules for PSUs in whole or separately.

VII.	Competition Event

1.	In case of any Competition Event of any Participant:

(1)

If, during the existence of the employment relationship or within 3 years after the cancellation or termination of the employment relationship, any Participant engages in any Competition Event without the written consent of the Company or the applicable Related Entity, all the PSUs (whether unlocked or not) held by the Participant shall be forfeited without any compensation;

(2)

If the PSUs held by the Participant have been Vested, the Company or other entities designated by the Board shall have the right (but no obligation) to repurchase in one or several times at any time all or any part of the Shares or the relevant rights acquired by such Participant due to the Vesting of the PSUs at the Fair Market Value of Shares (as approved by the Board). The frequency and amount of share repurchase shall be determined by the Company or other entities determined by the Board.

VIII.	Related Matters

1.

Unless otherwise provided by Applicable Laws and with the consent of the Board, the Participant shall not hold PSUs on behalf of others, otherwise all the PSUs (whether Unlocked or not) held by the Participant shall be forfeited.

2.

This Plan and any information and documents relating to PSU are confidential. Any Participant shall not disclose it to any third party other than his/her attorneys, tax advisors and other professional advisors without the prior written consent of the Board.

3.	The Board is entitled to interpret this Plan. Any determination and interpretation made by the Board shall be final, conclusive and binding on all parties.

IX.	Administration Body of this Plan and its Duties

1.	The Board is responsible for determining the principles and framework of this Plan and ultimately reviewing and approving the relevant matters of this Plan.

2.

The Board may, depending on the circumstances, authorize the Administrator or any committee authorized by the Board for this purpose to carry out relevant matters and some functions and powers related to the implementation of this Plan.

3.	This Plan, after being approved, shall be administered and implemented by the Board or the Administrator or any committee authorized by the Board for this purpose.

4.

The Board has the right to determine that the Shares hereunder shall be under escrow and administrated by the qualified Administrator appointed by the Board, and the specific arrangements related to the escrow or administration shall be decided by the Board.

5.	During the term of this Plan, the Company shall reserve a certain number of authorized share capital. The number of such share capital shall be sufficient to satisfy the requirements of this Plan.

6.

In the event of an increase or decrease in the number of shares issued by the Company due to share split, dividends, merger, reclassification or similar transactions affecting shares, the Board shall have the right to adjust the PSUs under this Plan, the number and price of shares and other matters, and the Board’s decision shall be final and binding. If the Company issues any type of share or securities that can be converted into any type of share, the shares obtained by the Participant due to Vesting of relevant PSUs will be diluted accordingly; that is, the proportion of such shares in all issued shares of the Company will be reduced accordingly.

X.

In the event that the Applicable Laws change or adjust, the Board may designate another entity’s PSUs to replace the PSUs originally granted. The specific plan shall be decided by the Board and the Participant shall accept it unconditionally.

XI.

The Board has the right to terminate, revise or adjust this Plan in any event and has the right, but no obligation, to determine an alternative independently and the Participant shall accept unconditionally.

XII.	The Board reserves the right to amend this Plan in accordance with Applicable Laws or as required for the development of the Company, and the Participant shall accept relevant future amendments.

XIII.	Entire Agreement

This Plan, the Grant Notification of PSU and the Notice Letter shall jointly constitute the entire agreement of the Participants and the Company with respect to this Plan and supersede all prior undertakings and agreements between the Company and the Participants with respect to this Plan in their entirety. Nothing in this Plan, the Grant Notification of PSU and the Notice Letter (unless expressly provided in such documents) shall be deemed to be intended to grant to any person other than the Participants and the Company any rights or remedies.

XIV.	Governing Law

This Plan, the Grant Notification of PSU and the Notice Letter shall be governed by and construed in accordance with the laws of the People’s Republic of China (for purpose of this Plan, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and the Taiwan). If any provision of this this Plan, the Grant Notification of PSU and the Notice Letter is found to be invalid or unenforceable, then such provision shall be enforced to the fullest extent permitted by law, and the other provisions hereunder shall remain valid and enforceable.

XV.	Dispute Resolution

Any dispute arising from this Plan, the Grant Notification of PSU and the Notice Letter or in relation to them shall be submitted to Shanghai International Economic and Trade Arbitration Commission for arbitration which shall be conducted in accordance with the arbitration rules in effect at the time of applying for arbitration. The arbitration place shall be Shanghai. The arbitral award shall be final and binding upon the parties.

XVI.	Title

The titles used in this Plan, the Grant Notification of PSU and the Notice Letter shall be for convenience only and shall not be deemed to be part of the Document or affect the interpretation thereof.

XVII.	Notice

Any notice required or permitted under this document shall be given electronically or in writing. If in writing, the notice shall be deemed effectively given upon delivery to the address shown on the records of the Company or as updated from time to time.

Schedule A

Performance Share Unit Plan

Calculation method of the Stock Price Coefficient and Performance Coefficient

1.	Except as otherwise provided in this Plan, the terms used in this Schedule A have the same meaning ascribed to them in the Performance Share Unit Plan.

2.	Stock Price Coefficient

(a)	Subject to the following paragraphs (b) to (e), the following table sets out the calculation method of the Stock Price Coefficient:

Annual Stock Price Growth Rate of the Company	Stock Price Coefficient
>15%	1
0%-15%	from 0 to 1 in linear increments

(b)

The stock price growth rate of the Company prior to the Initial Public Offering shall be calculated based on the growth rate of the most recent valuation of the Company as of the Unlocking date in comparison with such valuation made a year earlier; the stock price growth rate of the Company after the Initial Public Offering shall be calculated based on the growth rate of the average stock price for the 30 days prior to the Unlocking date over the average stock price for the 30 days prior to the corresponding date of the 12 months prior to the Unlocking date.

(c)

Prior to the Initial Public Offering, if the annual stock price growth rate is less than 15%, the portion of the PSUs which haven’t been Unlocked may be postponed to the immediately following year (not any further following year) to determine whether such Unlocked portion could be Unlocked. If (i) the stock price growth rate for the next year is more than 15%, then the Locked portion can be Unlocked; or (ii) if the stock price growth rate for the next year is less than 15%, all the locked portion shall be canceled. For the fourth Unlocking year, if the growth rate of the Company’s stock price for the year is less than or equal to 15%, all Locked portion shall be immediately canceled.

(d)

After the completion of the Initial Public Offering, if the annual share price growth rate is less than 15% and (i) the cumulative average compound share price growth rate over the years since the Initial Public Offering of the Company is greater than or equal to 15%, the locked portion of such year may be fully Unlocked; or (ii) if the conditions in (i) are not satisfied but the average compound share price growth rate during the two-year period from the time point to Unlock in the next year is greater than or equal to 15%, the locked portion of such year may be Unlocked in full in the next year.

(e)

Considering the time of the Initial Public Offering does not fully match the year of grant of the PSUs, the actual calculation period shall be based on the year of grant and the growth rate of corresponding stock price shall be calculated accordingly on annualized basis.

3.	Performance Coefficient: the calculation is linked to the overall KPI score of the Company and the applicable Related Entity.